Exhibit 4.5

TRANE 401(k) AND THRIFT PLAN
(Amended and Restated as of January 1, 2010)

AMENDMENT NO. 1

This Amendment to the Trane 401(k) and Thrift Plan (the “Plan”) is adopted by Trane U.S. Inc. (formerly known as American Standard Inc.) (the “Company”) effective as of the respective effective dates set forth below.

WHEREAS, the Company maintains the Plan most recently amended and restated effective as of January 1, 2010, for the benefit of eligible employees; and

WHEREAS the Corporation may amend the Plan pursuant to Section 11.1 of the Plan; and

WHEREAS the Corporation desires to amend the Plan to modify the allocation of certain employer contributions and make certain other changes as approved by the Benefits Design Committee.

NOW THEREFORE, in consideration of the foregoing, the Plan is hereby amended as set forth below:

1.Effective January 1, 2013, Section 1.35 is deleted in its entirety and, in lieu thereof, replaced with the following:

“1.35    Matching Contribution means the amount of cash payable each month by an     Employing Company under the Plan.”

2.Effective January 1, 2013, Section 5.1 (a) is amended to add the following new paragraph to the end thereof:

“Notwithstanding the foregoing, effective January 1, 2013, contributions to an Employee’s Post-September 30, 1990 Matching Contribution Account shall be paid into the Trust in cash as soon as practicable, but in no event later than the time prescribed by law. And, all Member Accounts including Post-September 30, 1990 Matching Contribution Accounts shall be invested in one or more of the Funds made available under the Plan at the direction of the Employee. The Funds made available under the Plan are listed in Schedule C of the Trust Agreement.”

3. Effective January 1, 2013, Section 5.1 (b) is amended to add the following new paragraph to the end thereof:

“Notwithstanding the foregoing, effective January 1, 2013, the Ingersoll-Rand Stock Fund shall be an available Fund to which an Employee may invest, in accordance with the paragraph above, a percentage of all contributions made by or with respect to him pursuant to the terms of the Plan. And, in the absence of a valid election by any Participant, 100% of the contributions made by and with respect to him shall be credited to the default investment fund as designated by the Benefits Investment Committee.”

4.	Effective January 1, 2013, Section 5.3 is amended to add the following sentence to the end thereof:

“However, effective January 1, 2013, the Ingersoll-Rand Stock Fund shall be one of the Funds among which amounts may be transferred.”

5.Effective January 1, 2013, Section 5.5 is amended to the add the following sentence immediately after the second sentence thereof:

“However, effective January 1, 2013, contributions to Member Accounts including Employee Matching Contribution Accounts shall be allocated among the Funds made available pursuant to Section 5.1(a), which include the Ingersoll-Rand Stock Fund, in accordance with the investment election made by each Employee.”

6.Except as provided herein, the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, the Company has caused this amendment to be executed by its duly authorized representative as of this 4th day of December, 2012.

By: /s/ William H. Murray

Name: William H. Murray

Title: Assistant General Counsel,
Benefits & Executive Compensation